UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2023.
Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F □ Form 40-F ⊠

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K of Cybin Inc. (the “Company”) is hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-272706) of the Company, as amended or supplemented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
(Registrant)

Date:	September 14, 2023	By:	/s/ Doug Drysdale
		Name:	Doug Drysdale
		Title:	Chief Executive Officer

EXHIBIT INDEX

99.1	Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated September 13, 2023
99.2	Notice of Annual and Special Meeting of Shareholders dated September 13, 2023
99.3	Form of Proxy
99.4	Financial Statement Request Form
99.5	Abridgement Certificate dated September 14, 2023
99.6	Notice of Meeting and Record Date